

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 8, 2008

Mr. James J. Mulva
Chairman of the Board of Directors, President
and Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

> **Re: ConocoPhillips**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **Response Letter Dated April 14, 2008 and June 20, 2008**
> **File No. 001-32395**

Dear Mr. Mulva:

We have reviewed your filing and response letters, and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Environment and Executive Overview, page 48

1. We read your response to prior comment 1(b), regarding your disclosure of reserve replacement ratios that are based on combined reserve measures which are not allowed in tabulating your reserve information under SFAS 69. Although these other disclosures may allow readers to recalculate reserve replacement ratios on an uncombined basis, or to determine the extent to which proved reserves that have been added are either proved developed or proved undeveloped reserves, we believe your related disclosures in MD&A and elsewhere in the filing should also include the reserve replacement ratios based on the reserve information that is presented in your SFAS 69 disclosure, that is, including your share of reserves of proportionately consolidated entities, but excluding reserves held by other equity method investees, for proper balance and transparency.

Additionally, your response to prior comment 1(e) indicates that in presenting a three-year reserve replacement ratio, rather than a one-year reserve replacement ratio, you avoid having a significant reserve change in one year mask the long-term trend. We believe additional disclosure of the disaggregated reserve replacement ratios by year, which you provided in response to prior comment 1(c), would likewise avoid having disclosure of only the long-term trend mask specific annual results.

Engineering Comments

General

2.   We have reviewed your response to prior comment 10 and have reviewed the reserve disclosure that you cite. We are requesting the reserve report which supports and documents those volumes for your consolidated operations. Please provide us with the annual production and cash flow estimates for each proved reserve classification for each geographic area and for total proved reserves. Also provide us with the one-line summaries of all your individual wells or properties. We re-issue our prior comment 10.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact Donna Levy, at (202) 551-3292 or me, at (202) 551-3740, with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director